TOURNIGAN GOLD CORPORATION

Suite 301, 700 West Pender Street

Vancouver, British Columbia

CANADA     V6C 1G8

Tel:  604-683-8320   Fax:  604-683-8340   E-mail:  info@tournigan.com

VIA FEDEX OVERNIGHT

December 30, 2005

Susan Min

US Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, D.C.  20549

RE: Form 20-FR/A Registration Statement

 Tournigan Gold Corporation (“the Company”)

 SEC file # 000-50486, Amendment No. 3; Accession Number 0001052918-05-000326

Dear Ms. Min:

This is in response to the letter dated August 10, 2005 from Roger Schwall, with regard to our Amendment No. 2 Form 20-FR/A filed on July 25, 2005.

We are forwarding you by overnight courier 4 copies of both a “red-line” and a “final” version of the Company’s Form 20-FR/A Amendment Number 3 for your convenience.  The actual Form 20-FR/A was filed electronically via EDGAR on December 30, 2005, concurrent with this letter.

Below is a “response to comment” table outlining the Company’s response to each comment in your August 10 letter, cross-referenced to Form 20-FR text page numbers where applicable. We have discussed these changes with Barry Stem and have agreed on the treatment of each item under U.S. GAAP.

Comment	Page #	Response
1	29, 52, 57, 62, 106,112, 143

Under Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3051.05, investments are to be accounted for using the equity method if a company can significantly influence the affairs of the purchased company. CICA 3051.05 states that the holding of 20% or more of the voting interest in the investee does not in itself confirm the ability to exercise significant influence.

Through Tournigan’s sale to Condor Securities Limited, a small private Australian company, Tournigan divested non-core mineral assets.  All conditions attached to the sale were intended to create liquidity for the investment, allowing Tournigan to monetize the value for the divestiture. The conditions have subsequently been cancelled. Tournigan considers the transaction to have been properly accounted for as a divestiture under Staff Accounting Bulletin 5:E.

Tournigan received common shares that represented 24% of the outstanding shares of Condor at that time, with the other 76% stock position representing a cohesive control position held by a consortium of like-minded investors.  Tournigan was aware of plans by the buyer to raise equity capital that would dilute Tournigan’s position, and subsequent security issuances by Condor left Tournigan with its current 13.8% equity position.

In addition, the Company considered the following factors in determining that it did not hold significant influence: a) Tournigan has had no representation on Condor’s board of directors; b) Tournigan has not participated in the policy-making processes of Condor; c) there have been no inter-company transactions between the Company and Condor; d) there has never been any interchange of managerial personnel; and e) Tournigan has provided no technical information or assistance to Condor. Tournigan believes that the use of the “equity method” to account for this investment is not warranted, and that consolidation pursuant to FIN 46R is not required as Tournigan has never been able to exert “significant influence” over the investment in Condor.

2	34, 39

The consensus reached in Emerging Issues Task Force Issue (“EITF”) 04-2, Whether Mineral Rights Are Tangible or Intangible Assets” is that mineral rights are characterized as tangible assets. The issue had been raised to provide some clarity to SFAS 141 and SFAS 142. Issue 04-2 provides that mineral use rights acquired in a business combination are considered tangible assets and that mineral use rights should be accounted for based on their substance. Tournigan has adopted EITF 04-2 and has classified its mineral rights as tangible assets, with acquisition values supported by third party reports.

The Company acquired all of the outstanding shares of Kremnica Gold, a.s., which holds the rights to the Kremnica property, in July 2003 for a cost of $500,000. A total of $498,000 of this amount is recorded as mineral rights with the value based on the underlying assets at the time of acquisition. In December 2004, the Company acquired Ulster Minerals Limited, which holds the rights to the Curraghinalt exploration licenses, for common shares valued at $2,350,701; this entire amount has been attributed to mineral rights as Ulster had no assets other than its mineral licenses at the time of acquisition.

Financial Accounting Standards Board Statement 144 establishes accounting standards for the impairment of long-lived assets. Tournigan assesses the carrying value of its long-lived assets on an on-going basis and has determined that there has been no impairment of these assets. The reviews for impairment are generally carried out through third party evaluation of the assets or internal tests based on estimated resources and current mineral resource values.

3	34, 39

Financial Accounting Standards Statement 143, “Accounting for Asset Retirement Obligations” requires that the fair value of liabilities for asset retirement obligations associated with tangible long-lived assets be recognized in the period in which they are incurred.

The Company assesses its obligations for environmental restoration at the end of each reporting period. As exploration occurs at all of the Company’s properties, restoration of the sites is carried out in a relatively short period after the completion of the exploration work program. At the end of some reporting periods, there has been uncompleted restoration work but these costs are immaterial and would have no impact on the financial statements.

Estimated future rehabilitation and site restoration costs are considered immaterial.  The Company will continue to evaluate its obligations for environmental and reclamation programs at the end of each reporting period.

The Company recognizes that CICA Handbook Section 3110, Asset Retirement Obligations, became effective for fiscal years beginning after January 1, 2004, which the Company will address in its financial statements for the year ended August 31, 2005.  The Company also recognizes that FIN 47, Asset Retirement Obligations, becomes effective for fiscal years ending after December 15, 2005, which the Company will address in its financial statements for the year ended August 31, 2006. Adoption of both of these new policies is not expected to have any impact on the financial statements of the Company.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or comments.

Thank you.

Yours Truly,

Nancy La Couvée

Nancy La Couvée

Corporate Secretary

cc:  H. Roger Schwall

     Barry Stem

     Roger Baer